                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-K

                       FOR ANNUAL AND TRANSITION REPORTS

                    PURSUANT TO SECTIONS 13 OR 15(D) OF THE

                        SECURITIES EXCHANGE ACT OF 1934

(Mark One)
   [X]     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934

           FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

                                  OR

   [ ]     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

           FOR THE TRANSITION PERIOD FROM           TO

                       COMMISSION FILE NUMBER: 333-109381
                       HAIGHTS CROSS COMMUNICATIONS, INC.
             (Exact Name of Registrant as Specified in its Charter)

                   DELAWARE                                      13-4087398
       (State or Other Jurisdiction of                        (I.R.S. Employer
                Incorporation)                             Identification Number)
        10 NEW KING STREET, SUITE 102                              10604
               WHITE PLAINS, NY                                  (Zip Code)
   (Address of Principal Executive Offices)

              REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE:
                                 (914) 289-9400

          SECURITIES REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:
                                      NONE

          SECURITIES REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:
                                      NONE

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days.  Yes [ ]     No [X]

     Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. N/A

     Indicate by check mark whether the registrant is an accelerated filer (as
defined in Exchange Act Rule 12b-2).  Yes [ ]     No [X]

     The Registrant is filing this report on Form 10-K as a special report pursuant to Rule 15d-2 under the Securities Exchange Act of 1934, as amended. The Registrant's previously filed registration statement on Form S-4 (Registration No. 333-109381) was declared effective by the Securities and Exchange Commission on January 20, 2004 and did not contain certified financial statements for the Registrant's fiscal year ended December 31, 2003. In accordance with Rule 15d-2, this special report is filed under cover of Form 10-K and contains only financial statements for the Registrant's fiscal year ended December 31, 2003.

                      DOCUMENTS INCORPORATED BY REFERENCE

                                        None

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

     This annual report on Form 10-K for the fiscal year ended December 31, 2003, is being filed pursuant to Rule 15d-2 under the Securities Exchange Act of 1934, as amended, and contains only certified financial statements as required by Rule 15d-2. Rule 15d-2 provides generally that, if a registrant files a registration statement under the Securities Act of 1933, as amended, which does not contain certified financial statements for the registrant's last full fiscal year (or the life of the registrant if less than a full fiscal year) preceding the fiscal year in which the registration statement became effective, then the registrant shall, within 90 days of the effective date of the registration statement, file a special report furnishing certified financial statements for such last fiscal year or other period, as the case may be, meeting the requirements of the form appropriate for annual reports of the registrant. Rule 15d-2 further provides that such special financial report is to be filed under cover of the facing sheet of the form appropriate for annual reports of the registrant. Haights Cross Communication's, Inc. (the "Registrant") Registration Statement on Form S-4 (Registration No. 333-109381) which were declared effective on January 20, 2004 did not contain certified financial statements for the Registrant's fiscal year ended December 31, 2003, the Registrant's last full fiscal year preceding the fiscal year in which the Registration Statement became effective. Therefore, as required by Rule 15d-2, certified financial statements for the Registrant's fiscal year ended December 31, 2003, are filed herewith under cover of the facing page of an Annual Report on Form 10-K.

ITEM 9A.  EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

     Disclosure Controls and Procedures. As required by Rule 15d-15 under the Securities Exchange Act of 1934 (the "Exchange Act"), we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based upon their evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to ensure that material information relating to us required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. In designing and evaluating the disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurances of achieving the desired control objectives, and management necessarily was required to apply its judgement in designing and evaluating the controls and procedures. We currently are in the process of further reviewing and documenting our disclosure controls and procedures, and our internal control over financial reporting, and may from time to time make changes aimed at enhancing their effectiveness and ensuring that are systems evolve with our business.

     Changes in Internal Controls Over Financial Reporting. There were no changes in our internal controls over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

                                    PART IV

ITEM 15.  EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

  (a) Documents filed as a part of this report.

     1. Financial Statements. The following financial statements are filed as a part of this report.

Report of Ernst & Young LLP, Independent Auditors...........   F-1
Consolidated Balance Sheets.................................   F-2
Consolidated Statements of Operations.......................   F-3
Consolidated Statements of Changes in Stockholders'            F-4
  Deficit...................................................
Consolidated Statements of Cash Flows.......................   F-5
Notes to Consolidated Financial Statements..................   F-6

     2. Financial Statement Schedules

Schedule I -- Condensed Financial Information...............   S-1
Schedule II -- Valuation and Qualifying Account Summary.....   S-2

     3. Exhibits. The following exhibits are contained herein or are incorporated herein by reference:

EXHIBIT
  NO.                        DESCRIPTION OF EXHIBIT
-------                      ----------------------
   3.1*   Second Amended and Restated Certificate of Incorporation of
          Haights Cross Communications, Inc.
   4.4*   Indenture, dated as of February 2, 2004, by and between
          Haights Cross Communications, Inc. and Wells Fargo Bank
          Minnesota, N.A., as Trustee
   4.5*   Form of Haights Cross Communications, Inc. 12 1/2% Senior
          Discount Note due 2011 (contained in Exhibit 4.4)
   4.6*   Registration Rights Agreement, dated as of February 2, 2004, by and between Haights Cross Communications, Inc. and Bear,
          Stearns & Co. Inc.
 10.11*   Amendment No. 1 and Consent No. 1 to Revolving Credit
          Agreement, dated as of January 26, 2003, by and among
          Haights Cross Operating Company, the Several Lenders from
          time to time parties thereto, Bear Stearns Corporate Lending
          Inc., as Syndication Agent and The Bank of New York, as
          Administrative Agent
  31.1*   Rule 13a-14(a)/15d-14(a) Certification of Peter J. Quandt
  31.2*   Rule 13a-14(a)/15d-14(a) Certification of Paul J. Crecca
  32.1**  Certification of Chief Executive Officer Pursuant to 18
          U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002
  32.2**  Certification of Chief Financial Officer Pursuant to 18
          U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002

---------------

 * Filed herewith.

** Furnished herewith.

     15(b). Reports on Form 8-K.

     None.

     15(c). Exhibits.  See Item 15(a)3 above.

                         REPORT OF INDEPENDENT AUDITORS

To the Stockholders of
Haights Cross Communications, Inc.

     We have audited the accompanying consolidated balance sheets of Haights Cross Communications, Inc. and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in stockholders' deficit, and cash flows for each of the three years in the period ended December 31, 2003. Our audit also included the financial statement schedules listed in the index at item 15(a). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Haights Cross Communications, Inc. and subsidiaries as of December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

                                          Ernst & Young, LLP

New York, New York
March 4, 2004

              HAIGHTS CROSS COMMUNICATIONS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                      DECEMBER 31,
                                                              -----------------------------
                                                                  2003            2002
                                                              -------------   -------------
                                          ASSETS
Current assets:
  Cash and cash equivalents.................................  $  32,389,000   $   2,701,000
  Accounts receivable, net..................................     16,459,000      20,099,000
  Inventory, net............................................     22,150,000      21,838,000
  Direct response advertising costs -- current portion,
     net....................................................      2,431,000       2,375,000
  Prepaid royalties.........................................      5,342,000       3,677,000
  Prepaid expenses and other current assets.................      2,908,000       2,207,000
  Assets of businesses held for sale........................             --      10,294,000
                                                              -------------   -------------
     Total current assets...................................     81,679,000      63,191,000
Pre-publication costs, net..................................     28,197,000      23,255,000
Direct response advertising costs, net......................      6,504,000       6,364,000
Property and equipment, net.................................      7,098,000       6,799,000
Goodwill....................................................    125,005,000     125,005,000
Deferred financing costs, net...............................     13,944,000       3,768,000
Other assets................................................      3,095,000       2,854,000
                                                              -------------   -------------
Total assets................................................  $ 265,522,000   $ 231,236,000
                                                              =============   =============

                           LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Accounts payable and accrued liabilities..................  $  18,449,000   $  22,222,000
  Accrued interest..........................................      6,742,000         233,000
  Deferred subscription revenue.............................     13,272,000      13,662,000
  Current portion of long term debt.........................      1,000,000      14,250,000
  Liabilities of businesses held for sale...................             --       2,867,000
                                                              -------------   -------------
     Total current liabilities..............................     39,463,000      53,234,000
Deferred management incentive...............................             --         900,000
11 3/4% senior notes........................................    140,000,000              --
Senior secured term loan....................................     98,750,000              --
Secured bank loan...........................................             --     128,100,000
Subordinated notes, net.....................................             --      58,246,000
Series A preferred stock, redeemable, $.001 par value,
  30,000 shares authorized, 22,476 shares issued and
  outstanding (approximate aggregate liquidation value as of
  December 31, 2003 of $31,003,000).........................     34,299,000      33,808,000
Series B senior preferred stock, redeemable, $.001 par
  value, 6,000,000 shares authorized, 2,400,000 shares
  issued and outstanding (approximate aggregate liquidation
  value as of December 31, 2003 of $113,428,000)............    109,364,000      92,383,000
Commitments (Note 14)
Stockholders' deficit:
  Common stock, $.001 par value, 30,000,000 shares
     authorized, 20,000,000 shares issued and outstanding...         20,000          20,000
  Accumulated other comprehensive income....................        299,000              --
  Accumulated deficit.......................................   (156,673,000)   (135,455,000)
                                                              -------------   -------------
     Total stockholders' deficit............................   (156,354,000)   (135,435,000)
                                                              -------------   -------------
     Total liabilities and stockholders' deficit............  $ 265,522,000   $ 231,236,000
                                                              =============   =============

                            See accompanying notes.

              HAIGHTS CROSS COMMUNICATIONS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                              YEAR ENDED DECEMBER 31,
                                                     ------------------------------------------
                                                         2003           2002           2001
                                                     ------------   ------------   ------------
Revenue............................................  $162,043,000   $163,142,000   $148,545,000
Costs and expenses:
  Cost of goods sold...............................    49,200,000     50,326,000     43,540,000
  Marketing and sales..............................    35,463,000     33,016,000     32,677,000
  Fulfillment and distribution.....................    11,695,000     10,408,000     10,338,000
  General and administrative.......................    19,092,000     22,106,000     20,972,000
  Restructuring charges............................     2,140,000       (125,000)     3,088,000
  Amortization of pre-publication costs............     9,137,000      7,006,000      6,671,000
  Depreciation and amortization of property and
     equipment.....................................     2,224,000      2,017,000      1,794,000
  Amortization of goodwill.........................            --             --     12,799,000
                                                     ------------   ------------   ------------
Total costs and expenses...........................   128,951,000    124,754,000    131,879,000
                                                     ------------   ------------   ------------
Income from operations.............................    33,092,000     38,388,000     16,666,000
Other (income) expenses:
  Interest expense.................................    19,928,000     17,993,000     20,024,000
  Interest income..................................      (250,000)       (79,000)       (18,000)
  Amortization and writeoff of deferred financing
     costs.........................................     5,215,000      1,560,000      1,200,000
  Redemption premiums..............................     9,236,000             --             --
  Loss on sale of business.........................            --             --        710,000
  Other income.....................................       113,000       (178,000)        (1,000)
                                                     ------------   ------------   ------------
Total other expenses...............................    34,242,000     19,296,000     21,915,000
                                                     ------------   ------------   ------------
Income (loss) before provision for income taxes,
  discontinued operations and cumulative effect of
  accounting change................................    (1,150,000)    19,092,000     (5,249,000)
Provision for income taxes.........................            --             --        (69,000)
                                                     ------------   ------------   ------------
Income (loss) before discontinued operations and
  cumulative effect of accounting change...........    (1,150,000)    19,092,000     (5,318,000)
Discontinued operations:
  Income (loss) from operations of discontinued
     operations....................................       195,000      3,444,000    (29,591,000)
  Loss on disposal of discontinued operations......      (911,000)    (1,678,000)    (2,183,000)
                                                     ------------   ------------   ------------
Income (loss) before cumulative effect of
  accounting change................................    (1,866,000)    20,858,000    (37,092,000)
Cumulative effect of accounting change.............            --    (48,610,000)            --
                                                     ------------   ------------   ------------
Net loss...........................................  $ (1,866,000)  $(27,752,000)  $(37,092,000)
Preferred stock dividends and accretion............   (17,472,000)   (16,781,000)   (14,389,000)
                                                     ------------   ------------   ------------
Net loss available to common stockholders..........  $(19,338,000)  $(44,533,000)  $(51,481,000)
                                                     ============   ============   ============

                            See accompanying notes.

              HAIGHTS CROSS COMMUNICATIONS, INC. AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

                                                      ACCUMULATED
                                  COMMON STOCK           OTHER                           TOTAL
                              --------------------   COMPREHENSIVE    ACCUMULATED    STOCKHOLDERS'
                                SHARES     AMOUNT       INCOME          DEFICIT         DEFICIT
                              ----------   -------   -------------   -------------   -------------
Balance as of January 1,
  2001......................  20,000,000   $20,000     $     --      $ (39,493,000)  $ (39,473,000)
  Net loss..................          --        --           --        (37,092,000)    (37,092,000)
  Preferred stock dividends
     and accretion..........          --        --           --        (14,389,000)    (14,389,000)
                              ----------   -------     --------      -------------   -------------
Balance as of December 31,
  2001......................  20,000,000    20,000           --        (90,974,000)    (90,954,000)
  Net loss..................          --        --           --        (27,752,000)    (27,752,000)
  Preferred stock dividends
     and accretion..........          --        --           --        (16,781,000)    (16,781,000)
  Stock option
     compensation...........          --        --           --             52,000          52,000
                              ----------   -------     --------      -------------   -------------
Balance as of December 31,
  2002......................  20,000,000    20,000           --       (135,455,000)   (135,435,000)
  Comprehensive loss:
     Net loss...............          --        --           --         (1,866,000)     (1,866,000)
     Foreign currency
       translation
       adjustment...........          --        --      299,000                 --         299,000
                                                                                     -------------
          Total
            comprehensive
            loss............                                                            (1,567,000)
  Cancellation of Series A
     preferred stock
     warrants...............          --        --           --         (1,880,000)     (1,880,000)
  Preferred stock dividends
     and accretion..........          --        --           --        (17,472,000)    (17,472,000)
                              ----------   -------     --------      -------------   -------------
Balance as of December 31,
  2003......................  20,000,000   $20,000     $299,000      $(156,673,000)  $(156,354,000)
                              ==========   =======     ========      =============   =============

                            See accompanying notes.

              HAIGHTS CROSS COMMUNICATIONS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 YEAR ENDED DECEMBER 31,
                                                       -------------------------------------------
                                                           2003            2002           2001
                                                       -------------   ------------   ------------
OPERATING ACTIVITIES
Net loss.............................................  $  (1,866,000)  $(27,752,000)  $(37,092,000)
Adjustments to reconcile net (loss) income to net
  cash provided by operating activities:
  Goodwill impairment charges........................             --     48,610,000             --
  Loss on sale of business...........................        911,000      1,678,000        710,000
  Redemption premiums................................      9,236,000             --             --
  (Income) loss from discontinued
    operations -- non-cash...........................             --     (4,600,000)    18,396,000
  Interest expense on subordinated
    note -- non-cash.................................      5,670,000      7,945,000      6,970,000
  Allowance for doubtful accounts and obsolescence...     (1,019,000)      (706,000)       891,000
  Depreciation and amortization of property and
    equipment and pre-publication costs..............     11,361,000      9,023,000      8,465,000
  Amortization of deferred financing costs...........      2,027,000      1,560,000      1,200,000
  Write-off of deferred financing costs..............      3,188,000             --             --
  Amortization of goodwill...........................             --             --     12,799,000
  Stock compensation expense -- non-cash.............             --         52,000             --
  Other non-operating income -- non-cash.............        113,000       (178,000)        (1,000)
  Changes in operating assets and liabilities:
    Accounts receivable..............................      4,064,000       (378,000)     8,715,000
    Inventory........................................        283,000     (1,894,000)    (1,888,000)
    Prepaid expenses, royalty advances and other
       current assets................................     (2,013,000)        (3,000)    (2,451,000)
    Direct response advertising costs................       (549,000)       259,000     (1,468,000)
    Other assets.....................................       (469,000)       (29,000)      (192,000)
    Accounts payable, accrued and other
       liabilities...................................     (4,672,000)    (1,013,000)     4,718,000
    Accrued interest.................................      6,509,000             --             --
    Deferred subscription revenue....................       (390,000)       132,000      1,310,000
    Assets and liabilities held for sale, net........       (238,000)       187,000       (644,000)
                                                       -------------   ------------   ------------
Net cash provided by operating activities............     32,146,000     32,893,000     20,438,000
                                                       -------------   ------------   ------------
INVESTING ACTIVITIES
Additions to pre-publication costs...................    (14,051,000)   (12,418,000)   (13,599,000)
Additions to property and equipment..................     (2,977,000)    (2,044,000)    (3,632,000)
Costs of acquired businesses.........................             --             --    (14,242,000)
Proceeds from sale of businesses.....................      7,550,000             --             --
Proceeds from sale of assets.........................         21,000             --             --
                                                       -------------   ------------   ------------
Net cash used in investing activities................     (9,457,000)   (14,462,000)   (31,473,000)
                                                       -------------   ------------   ------------
FINANCING ACTIVITIES
Proceeds from senior credit facility.................     12,000,000      4,425,000     28,500,000
Repayment of senior credit facility..................   (154,350,000)   (26,725,000)    (9,550,000)
Repayment of subordinated notes......................    (75,211,000)            --             --
Proceeds from 11 3/4% senior notes...................    140,000,000             --             --
Proceeds from floating rate term loan................    100,000,000             --             --
Repayment of floating rate term loan.................       (250,000)            --             --
Additions to deferred financing costs................    (15,391,000)      (914,000)      (431,000)
                                                       -------------   ------------   ------------
Net cash (used in) provided by financing
  activities.........................................      6,798,000    (23,214,000)    18,519,000
                                                       -------------   ------------   ------------
Effect of exchange rates on cash.....................        201,000             --             --
Net (decrease) increase in cash and cash
  equivalents........................................     29,688,000     (4,783,000)     7,484,000
Cash and cash equivalents at beginning of year.......      2,701,000      7,484,000             --
                                                       -------------   ------------   ------------
Cash and cash equivalents at end of year.............  $  32,389,000   $  2,701,000   $  7,484,000
                                                       =============   ============   ============
SUPPLEMENTAL DISCLOSURE
Cash paid during the year for:
  Interest...........................................  $   7,517,000   $  9,968,000   $ 13,056,000
  Income taxes.......................................  $     137,000   $     63,000   $     53,000
Non-cash investing activity:
  Sale of business in exchange for note..............  $          --   $  2,624,000   $         --

                            See accompanying notes.

              HAIGHTS CROSS COMMUNICATIONS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 2003

1.  NATURE OF BUSINESS AND ORGANIZATION

     Haights Cross Communications, Inc. (the "Company"), a Delaware corporation, was formed in January 1997 to create and build an education and library publishing business. On January 21, 2004, the Company became subject to Section 15(d) of the Securities Exchange Act of 1934, as amended.

     The Company is a creator and publisher of high quality education and library materials. Products include K-12 curriculum-based student books, workbooks and study guides, test preparation publications, teacher materials, audiobooks, library books for children and young adults, and continuing professional education materials. The Company markets its products primarily to school administrators, educators, librarians and other professionals. Products are distributed via market-specific field and telesales representatives, direct mail and web/e-commerce to the North American market, and to the rest of the world via licensing and distribution arrangements.

     Our business is subject to seasonal fluctuations. Our revenue and income from operations have historically been higher during the second and third calendar quarters. In addition, our quarterly results of operations have fluctuated in the past, and can be expected to continue to fluctuate in the future, as a result of many factors, including general economic trends; the traditional cyclical nature of educational material sales; school, library, and consumer purchasing decisions, unpredictable funding of schools and libraries by Federal, state, and local governments, consumer preferences and spending trends; the need to increase inventories in advance of our primary selling season; and timing of introductions of new products.

     The following table summarizes the Company's segments as of December 31, 2003:

SEGMENTS                                                    PRODUCTS AND MARKETS
--------                                        ---------------------------------------------
Sundance/Newbridge Educational Publishing....   Under the Sundance brand, Sundance/Newbridge
                                                publishes educational materials for shared
                                                reading, guided reading, independent reading,
                                                phonics and comprehension skills for students
                                                in kindergarten through 9th grade, and
                                                markets non-proprietary, supplemental
                                                literature products for students in grades
                                                K-12. Under the Newbridge brand,
                                                Sundance/Newbridge publishes non-fiction,
                                                guided reading materials and teachers' guides
                                                in the content areas of standards-based
                                                science, social studies and math for students
                                                in pre-kindergarten through 5th grade.
Triumph Learning.............................   Triumph Learning is a publisher of
                                                state-specific test preparation materials in
                                                print form for the K-12 market which it sells
                                                directly to educators, schools and school
                                                systems.
Oakstone Publishing..........................   Oakstone offers monthly, subscription-based
                                                programs comprised of summaries and critical
                                                reviews of medical journal articles. Oakstone
                                                produces titles in audio, print, electronic
                                                and Web formats that enable its customers,
                                                which consist predominately of doctors, to
                                                maintain current knowledge and/or obtain
                                                continuing medical education credits for
                                                licensing and hospital affiliation purposes.

              HAIGHTS CROSS COMMUNICATIONS, INC. AND SUBSIDIARIES

SEGMENTS                                                    PRODUCTS AND MARKETS
--------                                        ---------------------------------------------
Recorded Books...............................   Recorded Books, which we believe is the
                                                largest publisher and marketer of unabridged,
                                                spoken word audiobooks in the United States
                                                and the United Kingdom public library market,
                                                records and publishes unabridged audiobooks,
                                                across multiple genres, including mysteries,
                                                histories, classics, inspirational, westerns,
                                                romance, sports and other topics. Recorded
                                                Books supplements its proprietary title list
                                                by distributing non-proprietary titles,
                                                including certain titles in abridged form.
                                                Recorded Books sells its products to public
                                                and school libraries, retail bookstores and
                                                direct to consumers.
Chelsea House Publishers.....................   Chelsea House creates and publishes
                                                hard-cover, non-fiction books for children
                                                and young adults, which are sold to public
                                                and school libraries located throughout the
                                                United States. Chelsea House's titles are
                                                typically published in a series, providing a
                                                mechanism for recurring sales as new editions
                                                are released.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany accounts and transactions have been eliminated upon consolidation.

  USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates and assumptions include management's judgment related to the collectability of accounts receivable, sales returns reserves, inventory obsolescence reserves, the lives and recoverability of deferred marketing costs, the lives and recoverability of pre-publication costs, useful lives of fixed assets and impairments of goodwill and long lived assets. Actual results may differ from those estimates.

  CONCENTRATIONS OF CREDIT RISK

     Concentrations of credit risk with respect to trade accounts receivable are diversified due to the number of entities comprising the Company's customer base. The Company performs ongoing credit evaluations of its customers' financial condition and does not require collateral. The Company maintains reserves for credit losses, and such losses have been within management's expectations. Customers are concentrated in the educational and professional markets. No single customer accounted for more than 3% of revenue.

  FAIR VALUE AND CREDIT RISK OF FINANCIAL INSTRUMENTS

     The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair market values due to the short-term maturities of these instruments. Management believes the fair market value of the Company's Senior Notes and Term Loan approximates the Company's carrying value due to the recent refinancing transaction on August 20, 2003 in which these

              HAIGHTS CROSS COMMUNICATIONS, INC. AND SUBSIDIARIES instruments were entered into (see Note 11) and based on valuations received in discount note transaction the Company completed in February 2004 (see Note 19). Management believes the fair market value of the Company's preferred stock approximates liquidation value based on a January, 2004 transaction in which shares of the Series B senior preferred stock were purchased at liquidation value (see Note 12).

  CASH EQUIVALENTS

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

  REVENUE RECOGNITION

     Revenue from books and other non-subscription products and the related cost of sales are recognized upon the shipment of the product to the customer, net of allowances for estimated returns, which are estimated based on historical experience by product type. Products are shipped FOB shipping point and collectability is reasonably assured at the time of shipment. Subscription revenue is deferred and is recognized as the subscription is fulfilled, which is generally over a one year period.

  SHIPPING AND HANDLING

     Shipping and handling costs charged to customers are included in fulfillment and distribution expenses, while fees charged to customers for shipping and handling are included in revenue in the accompanying consolidated statements of operations. The Company incurred approximately $4,301,000, $4,065,000, $3,869,000 in shipping and handling costs for the years ended December 31, 2003, 2002 and 2001, respectively.

  INVENTORY

     Inventory consists primarily of books and audiotapes, which are valued at the lower of cost or market as determined by the first-in, first-out method. Provisions for losses on slow moving merchandise have been recorded, where applicable.

  PREPAID ROYALTIES

     Royalty advances are recorded as cash is advanced to authors and are expensed as related revenues are earned by authors or when future recovery appears doubtful.

  ADVERTISING

     Advertising expenses relating to book and non-subscription publishing operations are expensed as incurred. The Company incurred approximately $563,000, $636,000 and $998,000 in advertising expenses for the years ended December 31, 2003, 2002 and 2001, respectively, which is included in marketing and sales expenses in the accompanying consolidated statements of operations.

     Direct response advertising costs are incurred to elicit sales from customers who can be shown to have responded specifically to the advertising, which results in probable future economic benefits. Direct response advertising costs consists primarily of promotional mailings. These costs are capitalized and the net recoverability is evaluated on a product-by-product basis. Direct response advertising costs are amortized on an accelerated basis over the estimated life of the subscriber, up to 5 years. Generally, 80% of these costs are amortized in the first two years. Amortization of direct response advertising is included in marketing and sales expense in the accompanying consolidated statements of operations.

              HAIGHTS CROSS COMMUNICATIONS, INC. AND SUBSIDIARIES

     Catalog costs, which primarily consist of the cost to produce and distribute catalogs, are initially capitalized and expensed over their useful lives, not to exceed 18 months, and are included in prepaid expenses and other current assets in the accompanying consolidated balance sheets.

     Prepaid marketing materials include printed promotional marketing pieces which are initially capitalized and expensed upon mailing and are included in prepaid expenses and other current assets in the accompanying consolidated balance sheets.

  PRE-PUBLICATION COSTS

     The Company capitalizes pre-publication costs incurred in the creation of a publication. Such costs primarily include editorial, pre-press, artwork, photography, master tapes, external pre-publication and an allocation of internal costs. These costs are amortized over the estimated life cycle of the book or product, based upon similarly existing products, for periods ranging from two to five years. Costs determined to be unrecoverable are written off.

  PROPERTY AND EQUIPMENT

     Furniture, equipment and leasehold improvements are stated at cost and are depreciated using the straight-line method over their estimated useful lives, generally ranging from three to seven years. Maintenance and repairs are charged to operations as incurred. Buildings are depreciated over 30 years, and leasehold improvements are amortized over the shorter of their estimated useful life or the remaining term of the lease. The Company capitalizes internal use software in accordance with the American Institute of Certified Public Accountants Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Such costs are amortized over an estimated useful life ranging from two to five years.

  GOODWILL

     Goodwill represents the excess of net acquisition cost over the estimated fair value of net assets acquired of purchased companies. On January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS No. 142"). Under SFAS No. 142, intangible assets considered to have indefinite lives, such as goodwill, are no longer amortized but are periodically evaluated for impairment at the reporting unit level. Intangible assets with finite lives continue to be amortized over their remaining useful lives. In accordance with SFAS No. 142, on January 1, 2002 the Company ceased amortization of goodwill. Prior to the adoption of SFAS No. 142, goodwill was amortized over a period of 15 years. Under SFAS No. 142, goodwill is subject to an annual impairment test, and an interim test, if an event occurs or circumstances change between annual tests indicating that the asset might be impaired. The impairment test is a two-step process. First, the fair value of the reporting unit is compared to its carrying value. If the fair value is less than the carrying value, a second step is performed. In the second step, an implied goodwill value is determined by deducting the fair value of all tangible and intangible net assets of the reporting unit from the fair value of the reporting unit. If the implied fair value of the goodwill, as calculated, is less than the carrying amount of the goodwill, an impairment charge is recorded for the difference. For purposes of estimating the fair value of the reporting unit, the Company uses a discounted cash flow approach. Any impairment charges on goodwill recognized during this transition period are excluded from operations and are reported as a cumulative effect of a change in accounting principle. Subsequent goodwill impairment charges are reported as a reduction of income from operations. Prior to the adoption of SFAS No. 142, impairment of goodwill was recognized when the future undiscounted cash flows from operations were less than the carrying value of the related assets.

              HAIGHTS CROSS COMMUNICATIONS, INC. AND SUBSIDIARIES

     In 2002 and 2001, the Company recorded impairment charges for goodwill (see Notes 8 and 16). The Company performed the annual impairment test on September 30, 2003, and determined that the carrying value of our goodwill at that date was not impaired.

     As discussed above, on January 1, 2002 the Company ceased amortization of goodwill. For the year ended December 31, 2001, the Company recognized approximately $12,799,000 of goodwill amortization expense. The following table presents pro forma net loss for the year ended December 31, 2001 as if the Company had adopted the provisions of SFAS No. 142 on January 1, 2001:

                                                                    YEAR ENDED
                                                                DECEMBER 31, 2001
                                                               --------------------
Net loss, as reported.......................................       $(37,092,000)
Goodwill amortization.......................................         12,799,000
                                                                   ------------
Pro forma net loss..........................................       $(24,293,000)
                                                                   ============

  LONG-LIVED ASSETS

     Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. On January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS No. 144"). Under SFAS No. 144, impairment is recognized for long-lived assets when the carrying value exceeds the long-lived asset's estimated future undiscounted cash flows.

  RESEARCH AND DEVELOPMENT

     Software research and development costs, which the Company has incurred in developing state test preparation software, are expensed as incurred. The Company incurred approximately $15,000, $1,822,000 and $2,995,000 in software research and development costs for the years ended December 31, 2003, 2002 and 2001, respectively, which is included in the income (loss) from operations of discontinued operations in the accompanying consolidated statements of operations. See Note 16 regarding the discontinuance of Triumph Learning Software.

  STOCK-BASED COMPENSATION

     The Company has a stock option plan pursuant to which stock options are granted for a fixed number of shares to employees of the Company with an exercise price equal to or greater than the fair value of the shares at the date of grant. The exercise price of options issued under the plan are determined by the Company's Board of Directors using commonly employed valuation methods for the market in which the Company operates. Awards under the Company's plan generally vest over three years.

     On January 1, 2002, the Company prospectively adopted the fair value method of accounting for stock options under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"), to all new awards granted to employees beginning January 1, 2002. Under the fair value method, compensation expense for options is measured at the grant date based on the value of the award as determined using the minimum value method, and is recognized over the vesting period of the grant. Prior to the adoption of SFAS No. 123, the Company did not record compensation expense for stock options since it accounted for stock options in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25"). Under APB No. 25, recognition of compensation expense for stock options is not required if the exercise price of the Company's employee stock options equals the value of the underlying stock on the date of grant.

              HAIGHTS CROSS COMMUNICATIONS, INC. AND SUBSIDIARIES

     For the years ended December 31, 2003 and 2002, the Company recognized approximately $0 and $52,000, respectively, in compensation expense related to the grant of stock options, which is recorded in general and administrative expense in the accompanying consolidated statements of operations. Had the Company used the fair value method of accounting for stock options prior to January 1, 2002, the Company's reported net loss for 2001 would have been as follows:

                                                                  YEAR ENDED
                                                               DECEMBER 31, 2001
                                                               -----------------
Net loss, as reported.......................................     $(37,092,000)
Stock-based employee compensation expense determined under
  the fair value method.....................................         (154,000)
                                                                 ------------
Pro forma net loss..........................................     $(37,246,000)
                                                                 ============

     Assumptions regarding the calculation of compensation expense for stock options, along with a full description of the Company's stock option plan, are included in Note 13.

  INCOME TAXES

     The Company accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are recorded based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when differences are expected to reverse. A valuation allowance is recorded when it is more likely than not that some or all of the deferred tax assets will not be realized.

  RESTRUCTURING CHARGES

     Restructuring charges generally consist of employee termination benefits, costs incurred to consolidate facilities or relocate employees, or costs to terminate contracts, such as operating leases. On January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities ("SFAS No. 146"), which prescribes the accounting for exit and disposal activities, to include restructuring costs.

     Under SFAS No. 146, a liability for costs associated with exit or disposal activities is recognized at fair value when the liability is incurred. Specifically, a liability for employee termination benefits is recognized either
(i) at the communication date if the employee is not required to render service beyond a minimum retention period, or (ii) is recognized ratably over the employee's future service period if the employee is required to render service beyond the minimum retention period. The minimum retention period is 60 days unless defined by statute. A liability to terminate an operating lease before its term ends is recognized at its fair value when the contract is terminated in accordance with the contract terms or in a negotiated settlement. However, if the entity ceases use of the property (the "cease-use" date), but costs will continue to be incurred without economic benefit, then the fair value of the liability recorded at the cease-use date should be reduced by estimated subrentals that could reasonably be obtained for the property, even if the entity does not intend to sublease the property.

     SFAS No. 146 is effective for all exit and disposal activities initiated after December 31, 2002, but the Company chose to early adopt the statement, which is permitted. Prior to the adoption of SFAS No. 146, the Company accounted for restructuring costs in accordance with Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity, Including Certain Costs Incurred in a Restructuring ("EITF No. 94-3"). Under EITF No. 94-3, all liabilities related to exit or disposal activities were recognized at the date the Company's management committed to a plan.

              HAIGHTS CROSS COMMUNICATIONS, INC. AND SUBSIDIARIES

     The Company recorded restructuring charges in 2001. In the fourth quarter of 2002 the Company initiated an operations consolidation project, which has resulted in restructuring charges in 2003 (see Note 17).

  FOREIGN CURRENCY TRANSLATION

     The Company has determined that the functional currency of its foreign subsidiary is the subsidiary's local currency. The assets and liabilities of this subsidiary are translated at the applicable exchange rate as of the balance sheet date and revenue and expenses are translated at an average rate over the period. Currency translation adjustments are recorded as a component of accumulated other comprehensive income (loss). Gains and losses on inter-company transactions are recorded in operating expenses and have not been material for the periods presented. The assets and liabilities of the Company's foreign subsidiary were immaterial as of December 31, 2003 and 2002.

  RECLASSIFICATION

     Certain prior year amounts have been reclassified to conform to the current year presentation, principally related to the consolidated statements of cash flows.

  RECENT ACCOUNTING PRONOUNCEMENTS

     On May 15, 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity ("SFAS No. 150"). SFAS No. 150 established standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. Instruments that are indexed to and potentially settled in an issuer's own shares that are not within the scope of SFAS No. 150 remain subject to existing guidance (e.g., EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to or Potentially Settled in, a Company's Own Stock, Accounting Series Release 268, Redeemable Preferred Stocks).

     SFAS No. 150 is only the first phase of the FASB's Liabilities and Equity Project. It represents a significant change in practice in the accounting for a number of financial instruments, including mandatorily redeemable equity instruments and certain equity derivatives that frequently are used in connection with share repurchase programs. SFAS No. 150 generally requires liability classification for two broad classes of financial instruments, including mandatorily redeemable equity instruments.

     SFAS No. 150 must be applied immediately to instruments entered into or modified after May 31, 2003 and to all other instruments that exist as of the beginning of the first interim financial reporting period beginning after June 15, 2003. Application to pre-existing instruments should be recognized as the cumulative effect of a change in accounting principle (application by retroactive restatement is precluded). The exception to the above transition requirements is for mandatorily redeemable instruments of certain nonpublic companies, to which the provisions of SFAS No. 150 have been deferred indefinitely. The indefinite deferral does not apply to SEC registrants, including a registrant, like the Company, that does not have public equity but has public debt registered with the SEC. For these companies, SFAS No. 150 must be applied in fiscal periods beginning after December 15, 2003. Early adoption of SFAS No. 150 is not permitted. The adoption of this statement will not have a material effect on our consolidated balance sheet presentation; however it will have a material effect on our consolidated statements of operations due to our Series A preferred stock and Series B senior preferred stock, which are mandatorily redeemable instruments. The preferred stock dividends and accretion will be charged to interest expense and included in net income upon adoption.

     In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51, ("FIN No. 46"). FIN No. 46 significantly changes whether entities included in its scope are consolidated by their sponsors, transferors, or investors. FIN No. 46

              HAIGHTS CROSS COMMUNICATIONS, INC. AND SUBSIDIARIES introduces a new consolidated model -- the variable interest model -- which determines control (and consolidation) based on potential variability in gains and losses of the entity being evaluated for consolidation.

     FIN No. 46's consolidation provisions apply immediately to variable interests in variable interest entities (VIEs) created after January 31, 2003. It applies in the first fiscal year or interim period beginning after June 15, 2003 (July 1, 2003 for calendar year-end companies) to VIEs in which a public company holds a variable interest that it acquired before February 1, 2003. FIN No. 46's consolidation requirements also apply to nonpublic enterprises, but the consolidation provisions relating to pre-January 31, 2003 VIEs do not apply until the end of the first fiscal year that begins after June 15, 2003. FIN No. 46 has no grandfathering provisions. The adoption of FIN No. 46 will not have a material effect on our consolidated financial statements.

3.  ACQUISITIONS

     In June 2001, the Company acquired certain assets and assumed certain liabilities of Audio Adventures, Inc. ("Audio Adventures"). The purchase price of approximately $14,242,000, which included transaction expenses of approximately $530,000 and approximately $521,000 of costs related to severance and the consolidation of redundant operations, exceeded the fair value of net assets acquired, resulting in goodwill of approximately $12,743,000. The pro forma (unaudited) consolidated results of operations assuming consummation of the Audio Adventures acquisition as of the beginning of 2001 is as follows:

                                                                  YEAR ENDED
                                                               DECEMBER 31, 2001
                                                               -----------------
Total revenue...............................................     $154,107,000
Net loss....................................................     $(36,650,000)

     These acquisitions were accounted for using the purchase method of accounting and the results of operations were included from the date of acquisition.

4.  ACCOUNTS RECEIVABLE

     Accounts receivable consists of the following:

                                                                   DECEMBER 31,
                                                             -------------------------
                                                                2003          2002
                                                             -----------   -----------
Accounts receivable........................................  $20,310,000   $24,374,000
Less allowance for doubtful accounts.......................    3,851,000     4,275,000
                                                             -----------   -----------
                                                             $16,459,000   $20,099,000
                                                             ===========   ===========

              HAIGHTS CROSS COMMUNICATIONS, INC. AND SUBSIDIARIES

5.  INVENTORY

     Inventory consists of the following:

                                                                   DECEMBER 31,
                                                             -------------------------
                                                                2003          2002
                                                             -----------   -----------
Supplies...................................................  $ 1,015,000   $   882,000
Work-in-process............................................      642,000       865,000
Finished goods.............................................   22,137,000    22,301,000
                                                             -----------   -----------
                                                              23,794,000    24,048,000
Less allowance for obsolescence............................    1,644,000     2,210,000
                                                             -----------   -----------
                                                             $22,150,000   $21,838,000
                                                             ===========   ===========

6.  PRE-PUBLICATION COSTS

     Pre-publication costs consists of the following:

                                                                   DECEMBER 31,
                                                             -------------------------
                                                                2003          2002
                                                             -----------   -----------
Pre-publication costs......................................  $65,470,000   $51,256,000
Less accumulated amortization..............................   37,273,000    28,001,000
                                                             -----------   -----------
                                                             $28,197,000   $23,255,000
                                                             ===========   ===========

7.  PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                                   DECEMBER 31,
                                                             -------------------------
                                                                2003          2002
                                                             -----------   -----------
Furniture and fixtures.....................................  $ 2,178,000   $ 1,796,000
Office equipment and software..............................    9,717,000     8,602,000
Land and building..........................................    2,763,000     2,718,000
Leasehold improvements.....................................    1,213,000     1,138,000
                                                             -----------   -----------
                                                              15,871,000    14,254,000
Less accumulated depreciation..............................    8,773,000     7,455,000
                                                             -----------   -----------
                                                             $ 7,098,000   $ 6,799,000
                                                             ===========   ===========

8.  GOODWILL

     In accordance with the transition requirements of SFAS No. 142, the Company performed a goodwill impairment test on its reporting units as of January 1, 2002. Pursuant to that test, the Company determined that the carrying value of goodwill in its Chelsea House, Triumph Learning and Andrews Communications units was impaired. Accordingly, in January 2002 the Company recorded impairment charges on goodwill of approximately $29,753,000 in Chelsea House, $12,190,000 in Triumph Learning, and a loss of $6,667,000 for Andrews Communications. In accordance with the transition rules for recognizing goodwill impairment in SFAS No. 142, the combined approximately $48,610,000 goodwill impairment loss is presented in the accompanying consolidated statements of operations as a cumulative effect of a change in accounting principle (see Note 16 regarding held for sale accounting for Andrews Communications).

              HAIGHTS CROSS COMMUNICATIONS, INC. AND SUBSIDIARIES

     In 2001, the Company recorded a goodwill impairment charge of approximately $7,900,000 on its discontinued Coriolis operation. In early 2002, Coriolis was completely shutdown (see Note 16).

     A summary of the change in the Company's goodwill, excluding the approximately $6,667,000 charge for Andrews Communications which was reported as a held for sale business, for the year ended December 31, 2002 is as follows:

Goodwill, January 1, 2002...................................   $167,133,000
Less:
  Goodwill impairment writedown -- Chelsea House............     29,753,000
  Goodwill impairment writedown -- Triumph Learning.........     12,190,000
  Other.....................................................        185,000
                                                               ------------
Goodwill, December 31, 2002.................................   $125,005,000
                                                               ============

9.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

     Accounts payable and accrued liabilities consists of the following:

                                                                   DECEMBER 31,
                                                             -------------------------
                                                                2003          2002
                                                             -----------   -----------
Trade accounts payable.....................................  $ 5,084,000   $ 8,026,000
Accrued liabilities........................................    7,561,000     6,570,000
Accrued management incentive...............................    3,946,000     5,706,000
Accrued compensation and related taxes and benefits........    1,858,000     1,490,000
Accrued disposal of discontinued operations................           --       312,000
Accrued acquisition related liabilities....................           --        82,000
Accrued restructuring costs................................           --        36,000
                                                             -----------   -----------
                                                             $18,449,000   $22,222,000
                                                             ===========   ===========

10.  INCOME TAXES

     The provision for income taxes consists of the following:

                                                                   DECEMBER 31,
                                                              -----------------------
                                                              2003    2002     2001
                                                              -----   -----   -------
Current:
  Federal...................................................  $ --    $ --    $    --
  State and local...........................................    --      --     69,000
                                                              -----   -----   -------
                                                              $ --    $ --    $69,000
                                                              =====   =====   =======

              HAIGHTS CROSS COMMUNICATIONS, INC. AND SUBSIDIARIES

     Deferred tax assets (liabilities) consist of the following:

                                                                  DECEMBER 31,
                                                           ---------------------------
                                                               2003           2002
                                                           ------------   ------------
Net operating loss carryforwards.........................  $ 28,691,000   $  9,901,000
Goodwill amortization and impairment.....................     6,571,000     16,179,000
Restructuring charges....................................       160,000             --
Direct response advertising..............................    (2,695,000)    (2,617,000)
Inventory reserves.......................................      (279,000)       152,000
Interest on subordinated note............................            --      8,218,000
Allowance for doubtful accounts..........................       435,000        639,000
Accrued incentive compensation...........................       297,000      1,120,000
Other....................................................       171,000        144,000
                                                           ------------   ------------
Net deferred tax assets..................................    33,351,000     33,736,000
Less valuation allowance.................................   (33,351,000)   (33,736,000)
                                                           ------------   ------------
Net deferred tax assets..................................  $         --   $         --
                                                           ============   ============

     As of December 31, 2003, the Company had net operating loss carryforwards of approximately $71,728,000 expiring through 2023.

     The Company provided a full valuation allowance for net deferred tax assets as a result of management's uncertainty as to the realization of such assets.

     A reconciliation of the statutory Federal income tax rate to the effective rates is as follows:

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                              ------------------
                                                              2003   2002   2001
                                                              ----   ----   ----
Statutory rate..............................................   34%    34%    34%
State and local income taxes (net of federal benefit).......    6      6      6
Change in valuation allowance...............................  (39)   (39)   (39)
Other.......................................................   (1)    (1)    (1)
                                                              ---    ---    ---
Effective tax rate..........................................   --%    --%    --%
                                                              ===    ===    ===

11.  FINANCING ARRANGEMENTS

     As amended on March 31, 2003, the Company had a $175,000,000 Senior Secured Credit Facility (the "Loan Facility") through July 31, 2003 from a syndicate led by Credit Suisse First Boston and the Canadian Imperial Bank of Commerce. On July 31, 2003 the facility was reduced to $172,000,000. The Loan Facility was comprised of (a) a $35,000,000 Term Loan, maturing December 10, 2005 ("Term Loan A"), (b) a $105,000,000 Term Loan, maturing December 10, 2006 ("Term Loan B") and (c) a $35,000,000 Revolving Credit Facility which was reduced to $32,000,000 on July 31, 2003 maturing December 10, 2005 ("Revolving Credit Facility"). The Loan Facility was secured by a lien on all property and assets (tangible and intangible), all capital stock of existing and future subsidiaries (except for 35% of any foreign subsidiaries) and intercompany indebtedness. The Loan Facility contained certain restrictive covenants and financial ratio requirements, as defined in the Loan Facility's terms and conditions. Origination and other costs related to the Loan Facility incurred through December 31, 2002 of $7,258,000 were capitalized as deferred financing costs

              HAIGHTS CROSS COMMUNICATIONS, INC. AND SUBSIDIARIES and were being amortized over six years, the term of the Loan Facility. This facility was retired with proceeds from the August 20, 2003 refinancing.

     The Company paid a weighted-average interest rate under the Loan Facility of 6.06%, 6.53% and 8.36% for the years ended December 31, 2003, 2002 and 2001, respectively. The Loan Facility mandated quarterly principal prepayments for Term Loan A and Term Loan B totaling $3,799,000, $6,300,000 and $4,550,000 during 2003, 2002 and 2001, respectively.

     On December 10, 1999, the Company issued $40,000,000 of Subordinated Notes (the "Notes"), maturing December 15, 2009. The Notes were purchased by a group of investment companies led by Credit Suisse First Boston. In connection with the Notes offering, the Company granted to the holders of the Notes warrants to acquire 1,692,169 shares, as adjusted, of its common stock at $0.01 and warrants to acquire 1,880 shares of its Series A preferred stock at $0.01. The fair value of the common stock and Series A preferred stock warrants at the issue date was estimated to be approximately $1,015,000 and $1,880,000, respectively, and was treated as a discount and was being amortized over the life of the Notes to interest expense. The fair value of the common stock warrants was measured at the grant date using the Black-Scholes option pricing model. The fair value of the Series A preferred stock warrants was estimated based upon the redemption value discounted to present value of the Series A preferred stock. As part of the August 20, 2003 refinancing transaction, the Company canceled 1,880 warrants to purchase shares of the Series A preferred stock with an assigned value of approximately $1,880,000 and 1,692,169 warrants to purchase shares of common stock held by the senior subordinated noteholders in connection with the retirement of the Notes.

     The Company was required to issue Paid In Kind ("PIK") notes for interest payments made prior to December 10, 2004. Interest was due semi-annually on June 15 and December 15. The PIK notes accrued interest at a 14% rate and were added to the aggregate principal of the Notes, which was to mature on December 15, 2009.

     As required under the Loan Facility, which was retired on August 20, 2003, the Company prepared an annual calculation to determine if an excess cash payment was required. These payments were applied on a pro rata basis to the Term Loan A and Term Loan B. For the years ended December 31, 2003 and 2002 the required payment was approximately $6,182,000 and $6,200,000, respectively. No excess cash payment was required for the year ended December 31, 2001.

     On August 20, 2003, the Company entered into a $30,000,000 four-year and nine-month Senior Secured Revolving Credit Facility (the "Facility"), and a $100,000,000 five-year Senior Secured Term Loan (the "Term Loan") and issued $140,000,000 of 11 3/4% Senior Notes due 2011 (the "Senior Notes"). The Company used the net proceeds of these transactions to repay indebtedness under its Loan Facility and to redeem its then outstanding Notes. In connection with this refinancing, the Company incurred an early redemption premium of approximately $9,236,000 which was paid to the holders of the Notes and is included in other (income) expense in the accompanying consolidated statements of operations. As part of the redemption transaction, the Company cancelled 1,880 warrants for Series A preferred stock with an assigned value of approximately $1,880,000 and 1,692,169 warrants for common stock held by the holders of the Notes.

     The Company wrote-off approximately $3,188,000 of deferred financing costs associated with the repayment of the previous indebtedness which includes approximately $562,000 of costs incurred in the current year. The Company incurred an additional approximately $14,828,000 in fees associated with the August 20, 2003 refinancing transaction which is included in deferred financing costs in the accompanying consolidated balance sheets.

     On August 20, 2003, the Company entered into the Facility, consisting of a syndicate of lenders led by The Bank of New York and Bear Stearns & Co, Inc. The Facility matures on May 20, 2008 and is secured by a first lien on all property and assets (tangible and intangible), all capital stock of existing and future subsidiaries (except future excluded subsidiaries) and intercompany indebtedness. The Facility contains

              HAIGHTS CROSS COMMUNICATIONS, INC. AND SUBSIDIARIES certain restricted covenants and financial ratio requirements. As of December 31, 2003, our available borrowing capacity under the Facility, limited by such restrictive covenants, was approximately $19,200,000, no amounts had been drawn on the Facility.

     On August 20, 2003, the Company entered into the Term Loan, consisting of a syndicate of lenders led by Bear Stearns & Co. Inc. The Term Loan matures on August 20, 2008, is subordinate to the Revolving Credit Facility, and is secured by a second lien on all property and assets (tangible and intangible), all capital stock of existing and future subsidiaries (except future excluded subsidiaries) and intercompany indebtedness. The Term Loan contains certain restrictive covenants and debt incurrence tests. Interest is charged in accordance with a floating interest rate calculation based on the Eurodollar plus an applicable margin based on a graduated rate schedule. The Eurodollar rate calculation has a 2% floor. As of December 31, 2003, the interest rate in effect was 6.5%. The Term Loan mandates principal payments of $250,000 per quarter, which began on November 15, 2003, and will continue through maturity.

     On August 20, 2003, the Company issued Senior Notes, in a transaction led by Bear Stearns & Co. Inc. The Senior Notes mature on August 15, 2011, and are subordinate to the Term Loan. The Senior Notes contain certain restrictive covenants and debt incurrence tests. Interest is incurred at a rate of 11 3/4% with payments due semi-annually on February 15, and on August 15. The initial interest payment commences on February 15, 2004.

     The following table shows the required future repayments under the Company's current financing arrangements as of December 31, 2003:

Year ending December 31:
  2004......................................................   $  1,000,000
  2005......................................................      1,000,000
  2006......................................................      1,000,000
  2007......................................................      1,000,000
  Thereafter................................................    235,750,000
                                                               ------------
Total.......................................................   $239,750,000
                                                               ============

12.  EQUITY AND REDEEMABLE PREFERRED STOCK

     On December 10, 1999, the Company issued 22,476 shares of voting Series A preferred stock (the "Preferred A"). The Preferred A has a liquidation value of $1,000 per share plus any accrued but unpaid dividends. The Preferred A accrues quarterly cumulative dividends at an annual rate of 8%. Beginning on December 31, 2019, any Preferred A holder may require the Company to redeem the outstanding Preferred A shares held by that holder, at a redemption price equal to $1,000 per share plus any accrued but unpaid dividends. Each holder of a share of Preferred A is entitled to one vote per share. The initial carrying value of the Preferred A was approximately $22,273,000 and the Company will accrete to the aggregate liquidation value of $22,476,000 through December 19, 2019, the date shareholders can require redemption.

     On December 10, 1999, the Company issued 2,400,000 shares of nonvoting Series B senior preferred stock (the "Preferred B"), warrants to acquire 3,333,861 shares, as adjusted, of common stock at $.01 per share, and warrants to acquire 3,458 shares of Preferred A at $.01 per share, for aggregate proceeds of $60,000,000.

     The Preferred B has a liquidation value of $25 per share plus any accrued but unpaid dividends. The Preferred B accrues quarterly cumulative dividends at an annual rate of 16% beginning December 10, 2004. Prior to that date, dividends are to be added to the carrying value of the Preferred B shares. If after December 10, 2004, the Company fails to pay four consecutive or six quarterly dividends for any reason, the

              HAIGHTS CROSS COMMUNICATIONS, INC. AND SUBSIDIARIES holders of the Preferred B shall be entitled to elect one additional director to serve on the Company's Board of Directors.

     The Preferred B requires a mandatory redemption on December 10, 2011 at its liquidation value, plus any accrued but unpaid dividends. Beginning on December 10, 2004, the Company may redeem the Preferred B at 110% of its liquidation value, plus any accrued but unpaid dividends. The redemption price periodically declines, each year until 2008, to 100% of its liquidation value plus any accrued but unpaid dividends. The initial carrying value of the Preferred B was approximately $53,860,000, which was net of approximately $816,000 of issuance costs, which were incurred in connection with the issuance of the Preferred B shares. The issuance costs will be amortized through December 10, 2011 and the Company will accrete to the mandatory redemption price of $25 per share (the liquidation value) on the Preferred B through December 10, 2011.

     Upon a change of control of the Company, as defined, after December 10, 2002, to the extent the Company shall have funds legally available, the Company is required to offer to redeem the Preferred B shares at 108% of the liquidation value plus any accrued but unpaid dividends. The redemption price periodically declines, each year until 2008, to 100% of its liquidation value plus any accrued but unpaid dividends.

     As noted above, the Preferred B was issued along with 3,333,861 warrants to acquire the Company's common stock and 3,458 warrants to acquire Preferred A which were valued on December 10, 1999 at approximately $1,866,000 and $3,458,000, respectively, all of which were exercisable upon issuance at $0.01 and have an expiration date of December 10, 2011. The fair value of the common stock warrants was estimated at the grant date using the Black-Scholes option-pricing model. The fair value of the Preferred A warrants was estimated based upon the redemption value discounted to present value of the Preferred A.

     The following table summarizes the Preferred A and Preferred B:

                                                                DECEMBER 31, 2003
                                                            --------------------------
                                                            PREFERRED A   PREFERRED B
                                                            -----------   ------------
Issuance..................................................  $22,476,000   $ 60,000,000
Accrued dividends.........................................    8,527,000     53,428,000
                                                            -----------   ------------
Liquidation value.........................................   31,003,000    113,428,000
Discount recorded on issuance.............................     (203,000)            --
Issuance of 3,458 warrants for Series A Preferred.........    3,458,000     (3,458,000)
Issuance of 3,333,861 warrants for common stock...........           --     (1,866,000)
Stock issuance costs......................................           --       (816,000)
Accumulated accretion of discount.........................       41,000      2,076,000
                                                            -----------   ------------
                                                            $34,299,000   $109,364,000
                                                            ===========   ============

     The Company has 30,000,000 shares of common stock authorized for issuance. As of December 31, 2002 and 2003 the Company has 20,000,000 shares issued and outstanding, 2,400,000 shares reserved for the exercise and issuance of stock options and 3,333,861 shares reserved for the conversion of warrants.

13.  STOCK OPTION PLAN

     The Company's 2000 Stock Option and Incentive Plan (the "Plan") was approved by the Company's Board of Directors and stockholders in December 1999, and provided for the issuance of up to 1,200,000 options to purchase shares of common stock. In December 2001, the Company's Board of Directors and stockholders approved an increase in the number of shares of common stock reserved under the Plan from 1,200,000 to 2,400,000 shares. The Plan provides for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code to employees of the Company (including officers and employee directors), as well as non-qualified stock options to employees and consultants to the Company. The Plan also allows for restricted and unrestricted stock awards.

              HAIGHTS CROSS COMMUNICATIONS, INC. AND SUBSIDIARIES

     The Plan is administered by the Company's Board of Directors (the "Board"). The Board has the right, in its discretion, to select the individuals eligible to receive awards, determine the terms and conditions of the awards granted, accelerate the vesting schedule of any award and generally administer and interpret the Plan. They also have the right to adjust the exercise price after a reorganization, recapitalization, stock split or similar change in the Company's common stock.

     The Company issues time-based stock options which are generally subject to a three-year vesting schedule. Time-based options vest in annual installments of 20%, 30% and 50% on the first, second and third anniversary of the grant date, respectively. All options expire ten years from the date of grant and may be exercised for specific periods after the termination of the optionee's employment or other service relationship with the Company.

     Transaction activity with respect to the Plan is as follows:

                                                                             WEIGHTED
                                                              NUMBER OF      AVERAGE
                                                               SHARES     EXERCISE PRICE
                                                              ---------   --------------
Balance as of January 1, 2001...............................    620,400       $3.41
  Granted in 2001...........................................    386,900        5.20
  Forfeited in 2001.........................................   (171,600)       3.81
  Cancelled in 2001.........................................         --          --
                                                              ---------       -----
Balance as of December 31, 2001.............................    835,700        4.16
  Granted in 2002...........................................    855,250        1.59
  Forfeited in 2002.........................................    (11,000)       2.48
  Cancelled in 2002.........................................   (835,700)       4.16
                                                              ---------       -----
Balance as of December 31, 2002.............................    844,250        1.58
  Granted in 2003...........................................    738,500        2.79
  Forfeited in 2003.........................................   (159,750)       1.54
  Cancelled in 2003.........................................    (88,800)       2.84
                                                              ---------       -----
Balance as of December 31, 2003.............................  1,334,200       $1.61
                                                              =========       =====

     The following table summarizes the Company's outstanding and exercisable stock options as of December 31, 2003:

                                            OPTIONS        WEIGHTED-AVERAGE        OPTIONS
                                       OUTSTANDING AS OF      REMAINING       EXERCISABLE AS OF
EXERCISE PRICE                         DECEMBER 31, 2003   CONTRACTUAL LIFE   DECEMBER 31, 2003
--------------                         -----------------   ----------------   -----------------
$0.83................................        219,000          7.5 years            219,000
 1.19................................        212,000          4.8 years            212,000
 2.48................................        281,000          6.2 years            129,251
 2.84................................        622,200          7.7 years            118,500
                                           ---------                               -------
                                           1,334,200                               678,751
                                           =========                               =======

     Since the Company's common stock is not publicly traded, the value of the options granted in 2003 and 2002 were measured using the minimum value method using a risk-free interest rate of 3.79% and 4%, an expected dividend yield of zero and zero, and an expected life of the options of six years and six years, respectively. All of the options granted in 2003 had a weighted-average fair value of $0. Of the options granted in 2002, 290,650 had a weighted-average fair value of $0.18 and 564,600 had a de minimus weighted-average fair value. On January 1, 2002, the Company cancelled all of its then outstanding stock options.

              HAIGHTS CROSS COMMUNICATIONS, INC. AND SUBSIDIARIES

     Prior to the adoption of SFAS No. 123, the Company accounted for the Plan under the provisions of APB No. 25. The value of the options at the date of grant was measured using the minimum value method using a risk-free interest rate of 4% in 2001, expected dividend yield of zero, and an expected life of the options of three years. The weighted-average fair value of the options granted was $0.59 for the year ended December 31, 2001.

14.  COMMITMENTS

     The Company has leased facilities in the states of New York, Alabama, Maryland, Massachusetts, Pennsylvania and the United Kingdom. The aggregate future minimum lease payments under non-cancelable operating leases that have initial or remaining lease terms in excess of one year as of December 31, 2003 are as follows:

                                                             OCCUPANCY SPACE   EQUIPMENT
                                                             ---------------   ---------
Year ending December 31:
  2004.....................................................    $2,260,000      $192,000
  2005.....................................................     1,694,000       143,000
  2006.....................................................     1,165,000       113,000
  2007.....................................................     1,033,000        24,000
  2008.....................................................         7,000         8,000
                                                               ----------      --------
Total minimum payments.....................................    $6,159,000      $480,000
                                                               ==========      ========

     Rent expense on the occupied space for the years ended December 31, 2003, 2002 and 2001 was approximately $2,518,000, $2,299,000 and $2,254,000, respectively. Expenses relating to equipment leases for the years ended December 31, 2003, 2002 and 2001 was approximately $241,000, $149,000 and $229,000, respectively.

     From time to time, the Company may be involved in various litigation relating to claims which have arisen in the ordinary course of its business. In the opinion of management, the outcome of any such litigation will not have a material adverse impact on the Company's financial position or results of operations.

15.  SAVINGS PLAN

     The Company has a defined contribution plan for eligible employees under
Section 401(k) of the internal revenue code. The Haights Cross Communications, Inc. 401(k) Savings Plan ("Savings Plan") provides for eligible employees to contribute up to 15% of eligible compensation with a Company match of 50% of the first 6% of employee contributions. All employees are eligible to participate in the Savings Plan after reaching age 21 and completing 1,000 hours of service within a calendar year. The Company may, at its discretion, make additional contributions to the Savings Plan, on a pro rata basis. Participants vest under five-year graded vesting in the Company match and 100% in their own contributions to the Savings Plan. Distributions can be paid either in a lump sum or monthly installments.

     The Company's contributions and administrative fees were approximately $499,000, $487,000 and $527,000 for the years ended December 31, 2003, 2002 and
2001, respectively.

16.  DISCONTINUED OPERATIONS

  NEWBRIDGE CONTINUITIES BUSINESS

     In December 1999, the Company's Board of Directors adopted a formal plan to terminate the Newbridge educational continuities business. The educational continuities business sold educational materials, primarily

              HAIGHTS CROSS COMMUNICATIONS, INC. AND SUBSIDIARIES to teachers, on an enrollment basis. The Company fulfilled all remaining enrollments in July 2001. The results of operations of the continuities business have been classified as discontinued operations in the accompanying consolidated statement of operations. For the years ended December 31, 2003, 2002 and 2001, the continuities business had revenue of $0, $0 and approximately $788,000, respectively. For the years ended December 31, 2003, 2002 and 2001, the continuities business had income from operations of discontinued operations of approximately $200,000, $0 and $241,000, respectively. As of December 31, 2001, there were no remaining assets in the continuities business. As of December 31, 2003, there was a remaining accrued liability of approximately $64,000, which represented certain invoices being disputed with a vendor.

  TRIUMPH LEARNING SOFTWARE

     In March 2002, the Company adopted a formal plan to discontinue the operations of its subsidiary, Triumph Learning Software ("Triumph Software") by April 30, 2002, or as soon as practicable thereafter. Triumph Software was in the business of developing and selling state-specific test preparation software materials for 4th to 8th grade students. The results of operations of Triumph Software have been classified as discontinued operations in the accompanying consolidated statements of operations in accordance with FASB No. 144. In July 2002, the operations of Triumph Software were completely shutdown.

     For the years ended December 31, 2002 and 2001, Triumph Software had revenue of approximately $0 and $175,000. For the years ended December 31, 2002 and 2001, Triumph Software had losses from operations of discontinued operations of approximately $2,066,000 and $2,995,000, respectively. The 2002 loss includes losses related to the shutdown.

     As of December 31, 2001, Triumph Software had approximately $462,000 in total assets, which included $156,000 in net receivables, $223,000 in pre-publication costs, and $83,000 in fixed and other assets; liabilities at that date were approximately $980,000, which included $840,000 in payables and accrued liabilities and $140,000 of deferred subscription revenue. Triumph Software had no remaining assets or liabilities as of December 31, 2002.

  CORIOLIS

     In December 2001, the Company adopted a formal plan to discontinue the operations of its subsidiary, The Coriolis Group ("Coriolis"), by March 31, 2002, or as soon as practicable thereafter. Coriolis published and distributed software certification training and technical references for web developers, programmers, and professionals. In April 2002, the operations of Coriolis were completely shutdown. The results of operations of Coriolis have been classified as discontinued operations in the accompanying consolidated statements of operations.

     For the years ended December 31, 2003, 2002 and 2001, Coriolis had revenue of approximately $0, $2,151,000 and $13,200,000, respectively. For the year ended December 31, 2003, Coriolis had income from operations of discontinued operations of approximately $220,000 for the receipt of royalty payments. For the year ended December 31, 2002, Coriolis had income from operations of discontinued operations of approximately $4,629,000, which included the reversal of approximately $5,626,000 of accrued liabilities, as certain contractual obligations and other liabilities were settled for less than was estimated during 2001. For the year ended December 31, 2001, Coriolis had a loss from operations of discontinued operations of approximately $24,869,000, which included (i) the write-down of receivables, inventory, fixed assets, product development costs and other assets, to their estimated net realizable values;
(ii) other related disposal costs aggregating approximately $4,600,000; and
(iii) the complete write-off of the remaining net book value of goodwill of approximately $7,900,000. As of December 31, 2001, the Company recorded an estimated loss on disposal of approximately $2,183,000 for estimated operating losses it believed would be incurred by Coriolis in 2002, prior to shutdown.

              HAIGHTS CROSS COMMUNICATIONS, INC. AND SUBSIDIARIES

     In 2001, prior to the adoption of the formal plan to discontinue Coriolis, a head count reduction was carried out which resulted in approximately $1,900,000 of severance costs, of which approximately $1,500,000 was unpaid as of December 31, 2001. These costs were included in the 2001 results of Coriolis and were paid in 2002.

     As of December 31, 2002, there were no remaining assets or liabilities in Coriolis. The assets and liabilities of Coriolis as of December 31, 2001, were as follows:

                                                               DECEMBER 31,
                                                                   2001
                                                               ------------
Accounts receivable, net....................................    $  363,000
Inventory, net..............................................       502,000
Royalty advances............................................       198,000
Pre-publication costs, net..................................       439,000
Fixed and other assets, net.................................       137,000
                                                                ----------
Total assets................................................    $1,639,000
                                                                ==========
Accounts payable............................................    $  652,000
Accrued liabilities.........................................     6,469,000
                                                                ----------
Total liabilities...........................................    $7,121,000
                                                                ==========

  ANDREWS COMMUNICATIONS

     In November 2002, the Company adopted a formal plan to sell its subsidiary, Andrews Communications, LLC, including its Oakstone Legal and Business and Andrews Publishing divisions (collectively referred to herein as "Andrews Communications"), which publish legal newsletters, books, reports, and related publications to attorneys, law firms, employment professionals, and others. In November 2002, the Company distributed to prospective purchasers an offering memorandum for Andrews Communications. As a result of these actions, Andrews Communications was considered to be held for sale as of December 31, 2002, in accordance with FASB No. 144. The carrying amounts of the assets and liabilities of Andrews Communications did not require adjustment to fair value. The results of operations of Andrews Communications have been classified as discontinued operations in the accompanying consolidated statements of operations. The assets and liabilities of Andrews Communications have been segregated and presented as held for sale in the accompanying consolidated balance sheets.

     In 2002, prior to the formal plan to sell Andrews Communications, the Company recorded an impairment loss on goodwill in Andrews Communications of approximately $6,667,000 (see Note 8), which is presented as a cumulative effect of accounting change in the accompanying consolidated statements of operations. For the year ended December 31, 2003, Andrews Communications had revenues of approximately $2,007,000 and a loss from operations of discontinued operations of approximately $225,000. For the year ended December 31, 2002, Andrews Communications had revenue of approximately $7,706,000 and income from operations of discontinued operations of approximately $1,227,000. For the year ended December 31, 2001, Andrews Communications had revenue of approximately $7,698,000 and loss from operations of discontinued operations of approximately $834,000.

              HAIGHTS CROSS COMMUNICATIONS, INC. AND SUBSIDIARIES

     The assets (excluding cash) and liabilities of Andrews Communications as of December 31, 2002, which are presented in the accompanying consolidated balance sheets as aggregated assets and liabilities held for sale, are as follows:

                                                               DECEMBER 31,
                                                                   2002
                                                               ------------
Accounts receivable, net....................................   $   489,000
Inventory, net..............................................        98,000
Pre-publication costs, net..................................        80,000
Direct response advertising, net............................     2,489,000
Goodwill....................................................     6,841,000
Property and equipment and other assets, net................       297,000
                                                               -----------
Total assets................................................   $10,294,000
                                                               ===========
Accounts payable and accrued liabilities....................   $   212,000
Deferred subscription revenue...............................     2,655,000
                                                               -----------
Total liabilities...........................................   $ 2,867,000
                                                               ===========

     On March 31, 2003 and May 30, 2003, in two separate transactions, the Company sold the assets of its subsidiary Andrews Communications for gross proceeds of $7,991,000 and net proceeds of $7,550,000. There was no gain or loss recognized on the sale. On May 30, 2003, in conjunction with the second transaction, we recorded a loss on sale of approximately $911,000. There were no remaining assets or liabilities in Andrews Communications as of December 31, 2003.

  TRIUMPH LEARNING COLLEGE

     On March 29, 2002, the Company adopted a formal plan to sell its subsidiary Triumph Learning College ("Triumph College"). Triumph College is a publisher of SAT, ACT, and PSAT test preparation materials for high school students. The results of operations of Triumph College have been classified as discontinued operations in the accompanying consolidated statements of operations in accordance with FASB No. 144.

     The sale of Triumph College was completed on July 31, 2002, in the form of an asset purchase agreement. In consideration of the sale the Company received a $3,000,000 Senior Secured Promissory Note (the "Note"), which is payable on July 31, 2012, together with any accrued interest. The Note bears interest at the prime rate, as defined in the agreement, plus 2%, beginning on July 31, 2004, on both the unpaid principal amount and any accrued and unpaid interest thereon. The Note does not pay interest until 2004 therefore, the Company recorded a discount of approximately $376,000 on the Note, which will be amortized to interest income quarterly over the period from July 31, 2002 through July 31, 2004. The interest rate on the Note is subject to an annual increase or decrease of no more than 1%, up to a maximum of 9%. The Note is secured by a first priority lien on the assets of the purchaser and requires mandatory repayment of all principal and accrued interest upon certain events, including the sale of the business to any third party.

     For the years ended December 31, 2002 and 2001, Triumph College had revenue of approximately $846,000 and $2,400,000, respectively. For the years ended December 31, 2002 and 2001, Triumph College had losses from operations of discontinued operations of approximately $346,000 and $1,134,000, respectively. In 2002, the Company incurred a loss on sale of approximately $1,678,000. Triumph College had no remaining assets or liabilities as of December 31, 2002.

              HAIGHTS CROSS COMMUNICATIONS, INC. AND SUBSIDIARIES

17.  RESTRUCTURING CHARGES

     During 2001, the Company streamlined its operating units with the objective of reducing operating costs. In connection with this objective, the Company recorded a restructuring charge of approximately $3,088,000, primarily relating to (i) the severance of approximately 86 employees, (ii) the integration of recently acquired Audio Adventures with the operations of Recorded Books and
(iii) consulting costs incurred relating to the development of plans to consolidate various subsidiary warehouses and other corporate synergy initiatives. As of December 31, 2001, approximately $1,500,000 of the charge remained unpaid, which represented unpaid severance and lease commitments, which are included in accrued liabilities in the accompanying consolidated balance sheets. During 2002, approximately $1,339,000 was paid and $125,000 of the accrual was reversed. As of December 31, 2002, $36,000 of the accrued liability remained unpaid. During 2003, approximately $18,000 was paid and the remaining accrual was reversed.

     During the fourth quarter of 2002, the Company initiated an operations consolidation project under which it will consolidate the warehousing and order fulfillment functions of its Triumph Learning, Chelsea House, Sundance, and Newbridge subsidiaries at a new warehouse facility. The customer service functions of Triumph Learning, Sundance, and Newbridge will also be combined. The objective of the warehouse consolidation is to reduce payroll costs and avoid expected increases in lease costs, while providing faster and more accurate order and delivery services. In January 2003, the Company signed a lease for the new warehouse facility and substantially completed the project in 2003. In connection with this effort, the Company expects to record a total restructuring charge of approximately $2,430,000. In accordance with SFAS No. 146, these costs were not accrued as of December 31, 2002.

     Operations consolidation project restructuring activity by type for the year ended December 31, 2003 follows:

                                         ACCRUED                                                    ACCRUED
                                      RESTRUCTURING                                              RESTRUCTURING
                         AMOUNT      LIABILITY AS OF   RESTRUCTURING                            LIABILITY AS OF
                       EXPECTED TO    DECEMBER 31,      EXPENSE IN     CASH PAID                 DECEMBER 31,
                       BE INCURRED        2002             2003         IN 2003     REVERSALS        2003
                       -----------   ---------------   -------------   ----------   ---------   ---------------
Severance and
  related............  $  600,000        $   --         $  584,000     $  480,000   $  1,000       $103,000
Lease terminations
  costs..............     730,000            --            607,000        368,000     84,000        155,000
Relocation and
  other..............   1,100,000            --          1,066,000      1,001,000     32,000         33,000
                       ----------        ------         ----------     ----------   --------       --------
                       $2,430,000        $   --         $2,257,000     $1,849,000   $117,000       $291,000
                       ==========        ======         ==========     ==========   ========       ========

              HAIGHTS CROSS COMMUNICATIONS, INC. AND SUBSIDIARIES

     Operations consolidation project restructuring activity by segment for the year ended December 31, 2003 follows:

                                         ACCRUED                                                      ACCRUED
                                      RESTRUCTURING                                                RESTRUCTURING
                         AMOUNT      LIABILITY AS OF   RESTRUCTURING                              LIABILITY AS OF
                       EXPECTED TO    DECEMBER 31,      EXPENSE IN     CASH PAID IN                DECEMBER 31,     HEADCOUNT
                       BE INCURRED        2002             2003            2003       REVERSALS        2003         REDUCTION
                       -----------   ---------------   -------------   ------------   ---------   ---------------   ---------
Sundance/Newbridge...  $  750,000         $  --         $  652,000      $  546,000    $ 13,000       $ 93,000           3
Chelsea House........   1,000,000            --            903,000         705,000          --        198,000          17
Triumph Learning.....     560,000            --            582,000         479,000     103,000             --          13
Corporate............     120,000            --            120,000         119,000       1,000             --           1
                       ----------         -----         ----------      ----------    --------       --------          --
                       $2,430,000         $  --         $2,257,000      $1,849,000    $117,000       $291,000          34
                       ==========         =====         ==========      ==========    ========       ========          ==

18.  SEGMENT REPORTING

     The Company is a creator, publisher and marketer of products for the education and library publishing markets. The Company has five operating business segments which are regularly reviewed by the chief operating decision-maker concerning the allocation of resources and assessing performance.

     The information presented below includes certain expense allocations between the corporate office and the operating business segments and is therefore not necessarily indicative of the results that would be achieved had these been stand-alone businesses. Corporate general and administrative expenses consist of general corporate administration expenses not allocated to the operating business segments. Capital expenditures include expenditures for property and equipment and pre-publication costs. Corporate capital expenditures include capital expenditures of discontinued and held for sale operations. The accounting policies of the business segments are the same as those described in the summary of significant accounting policies (see Note 1).

              HAIGHTS CROSS COMMUNICATIONS, INC. AND SUBSIDIARIES

     The results of operations and other data for the five operating segments and corporate for the years ending December 31, 2003, 2002 and 2001 are as follows:

                                                                  TOTAL                             TOTAL
                                                               EDUCATIONAL                         LIBRARY
                             SUNDANCE/   TRIUMPH               PUBLISHING    RECORDED   CHELSEA   PUBLISHING
                             NEWBRIDGE   LEARNING   OAKSTONE      GROUP       BOOKS      HOUSE      GROUP
                             ---------   --------   --------   -----------   --------   -------   ----------
                                                             (IN THOUSANDS)
2003
Revenue.....................  $44,763    $25,171    $18,188     $ 88,122     $61,137    $12,784    $ 73,921
Cost of good sold...........   11,585      5,740      4,826       22,151      23,774      3,275      27,049
Marketing and sales.........   11,427      5,883      4,999       22,309      10,594      2,560      13,154
Fulfillment and
  distribution..............    3,494      1,981      1,601        7,076       3,435      1,184       4,619
General and
  administrative............    3,621      3,845      2,038        9,504       4,570      2,895       7,465
Amortization of
  pre-publication costs.....    2,228      1,565        264        4,057       2,778(a)   2,302       5,080
Depreciation and
  amortization of property
  and equipment.............      562        101        557        1,220         659        125         784
                              -------    -------    -------     --------     -------    -------    --------
Income (loss) from
  operations................  $11,846    $ 6,056    $ 3,903     $ 21,805     $15,327    $   443    $ 15,770
                              =======    =======    =======     ========     =======    =======    ========
Interest expense............  $ 2,567    $ 3,755    $ 2,272     $  8,594     $ 6,076    $ 3,576    $  9,652
Capital
  expenditures -- property
  and equipment.............    1,418         69        310        1,797         935        162       1,097
Capital expenditures -- pre-
  publication costs.........    4,780      1,743        195        6,718       4,115      3,218       7,333
Goodwill....................   24,393     20,612     15,487       60,492      64,513         --      64,513
Total assets................   48,408     30,688     26,099      105,195      93,701     16,136     109,837
2002
Revenue.....................  $42,656    $21,682    $18,297     $ 82,635     $65,451    $15,056    $ 80,507
Cost of good sold...........   10,203      5,223      4,922       20,348      26,076      3,902      29,978
Marketing and sales.........   10,282      5,467      4,607       20,356      10,227      2,433      12,660
Fulfillment and
  distribution..............    2,618      1,770      1,600        5,988       3,369      1,051       4,420
General and
  administrative............    3,280      2,211      1,705        7,196       4,181      2,095       6,276
Amortization of
  pre-publication costs.....    1,830      1,105        243        3,178       2,133      1,695       3,828
Depreciation and
  amortization of property
  and equipment.............      449         97        489        1,035         554         72         626
                              -------    -------    -------     --------     -------    -------    --------
Income (loss) from
  operations................  $13,994    $ 5,809    $ 4,731     $ 24,534     $18,911    $ 3,808    $ 22,719
                              =======    =======    =======     ========     =======    =======    ========
Interest expense............  $ 4,611    $ 4,370    $ 2,657     $ 11,638     $ 7,949    $ 4,285    $ 12,234
Capital
  expenditures -- property
  and equipment.............      310         54        436          800         977         89       1,066
Capital expenditures -- pre-
  publication costs.........    3,467      1,868        110        5,445       2,785      3,485       6,270
Goodwill....................   24,393     20,612     15,487       60,492      64,513         --      64,513
Total assets................   44,630     30,562     26,158      101,350      95,244     14,875     110,119


                              CORPORATE   CONSOLIDATED
                              ---------   ------------
                                   (IN THOUSANDS)
2003
Revenue.....................   $    --      $162,043
Cost of good sold...........        --        49,200
Marketing and sales.........        --        35,463
Fulfillment and
  distribution..............        --        11,695
General and
  administrative............     4,263        21,232
Amortization of
  pre-publication costs.....        --         9,137
Depreciation and
  amortization of property
  and equipment.............       220         2,224
                               -------      --------
Income (loss) from
  operations................   $(4,483)     $ 33,092
                               =======      ========
Interest expense............   $ 1,682      $ 19,928
Capital
  expenditures -- property
  and equipment.............        83         2,977
Capital expenditures -- pre-
  publication costs.........        --        14,051
Goodwill....................        --       125,005
Total assets................    50,490       265,522
2002
Revenue.....................   $    --      $163,142
Cost of good sold...........        --        50,326
Marketing and sales.........        --        33,016
Fulfillment and
  distribution..............        --        10,408
General and
  administrative............     8,509        21,981
Amortization of
  pre-publication costs.....        --         7,006
Depreciation and
  amortization of property
  and equipment.............       356         2,017
                               -------      --------
Income (loss) from
  operations................   $(8,865)     $ 38,388
                               =======      ========
Interest expense............   $(5,879)     $ 17,993
Capital
  expenditures -- property
  and equipment.............       178         2,044
Capital expenditures -- pre-
  publication costs.........       703(b)     12,418
Goodwill....................        --       125,005
Total assets................    19,767       231,236

              HAIGHTS CROSS COMMUNICATIONS, INC. AND SUBSIDIARIES

                                                                  TOTAL                             TOTAL
                                                               EDUCATIONAL                         LIBRARY
                             SUNDANCE/   TRIUMPH               PUBLISHING    RECORDED   CHELSEA   PUBLISHING
                             NEWBRIDGE   LEARNING   OAKSTONE      GROUP       BOOKS      HOUSE      GROUP
                             ---------   --------   --------   -----------   --------   -------   ----------
                                                             (IN THOUSANDS)
2001
Revenue.....................  $41,948    $19,479    $16,441     $ 77,868     $51,964    $18,713    $ 70,677
Cost of good sold...........   10,797      4,870      4,873       20,540      18,658      4,342      23,000
Marketing and sales.........   10,852      4,853      4,677       20,382       9,690      2,605      12,295
Fulfillment and
  distribution..............    2,709      2,036      1,608        6,353       2,736      1,249       3,985
General and
  administrative............    4,879      2,737      2,044        9,660       5,430      2,050       7,480
Amortization of
  pre-publication costs.....    2,111      1,100        245        3,456       1,465      1,750       3,215
Depreciation and
  amortization of property
  and equipment.............      417        131        470        1,018         459         53         512
Amortization of goodwill....    1,997      2,515      1,467        5,979       4,517      2,303       6,820
                              -------    -------    -------     --------     -------    -------    --------
Income (loss) from
  operations................  $ 8,186    $ 1,237    $ 1,057     $ 10,480     $ 9,009    $ 4,361    $ 13,370
                              =======    =======    =======     ========     =======    =======    ========
Interest expense............  $ 4,512    $ 4,370    $ 2,657     $ 11,539     $ 7,343    $ 4,285    $ 11,628
Capital
  expenditures -- property
  and equipment.............      365        180        987        1,532       1,192         74       1,266
Capital expenditures -- pre-
  publication costs.........    3,116      2,145        229        5,490       2,678      2,705       5,383
Total assets................  $42,755    $41,552    $26,524     $110,831     $89,696    $44,599    $134,295


                              CORPORATE   CONSOLIDATED
                              ---------   ------------
                                   (IN THOUSANDS)
2001
Revenue.....................   $    --      $148,545
Cost of good sold...........        --        43,540
Marketing and sales.........        --        32,677
Fulfillment and
  distribution..............        --        10,338
General and
  administrative............     6,920        24,060
Amortization of
  pre-publication costs.....        --         6,671
Depreciation and
  amortization of property
  and equipment.............       264         1,794
Amortization of goodwill....        --        12,799
                               -------      --------
Income (loss) from
  operations................   $(7,184)     $ 16,666
                               =======      ========
Interest expense............   $(3,143)     $ 20,024
Capital
  expenditures -- property
  and equipment.............       834         3,632
Capital expenditures -- pre-
  publication costs.........     2,726(b)     13,599
Total assets................   $35,821      $280,947

---------------

(a) Includes an impairment charge on pre-publication costs of approximately $369,000.

(b) Represents capital expenditures for operations of discontinued operations.

19.  SUBSEQUENT EVENTS (UNAUDITED)

     In January 2004, DLJ Merchant Banking Partners II, L.P. and its affiliates returned to the Company for cancellation 104,770 shares of Series B senior preferred stock having a liquidation value of $5,000,000, warrants to purchase 778 shares of Series A preferred stock and warrants to purchase 743,148 shares of common stock.

     In February 2004, the Company completed a $135,000,000 12 1/2% Senior Discount Notes ("Senior Notes") offering, due August 15, 2011, receiving net proceeds of approximately $73,653,000. Interest will accrete through February 1, 2009. Thereafter, cash interest on the Senior Notes will accrue and be payable semiannually in arrears on February 1, and August 1 of each year commencing on August 1, 2009, through maturity. The Company used a portion of the proceeds from the sale of the Senior Notes to repurchase 295,000 outstanding shares of Series B senior preferred stock with a carrying value of approximately $14,140,000 at 99%. In connection with this repurchase 467 Series A preferred stock warrants and 451,666 common stock warrants were returned to the Company for cancellation. The Company also used a portion of the proceeds to pay transaction fees and expenses of approximately $3,240,000 relating to the sale of the Senior Notes. The Company intends to use the remaining proceeds to fund future acquisitions and for general corporate purposes.

              HAIGHTS CROSS COMMUNICATIONS, INC. -- PARENT COMPANY

                 SCHEDULE I -- CONDENSED FINANCIAL INFORMATION

CONDENSED BALANCE SHEETS

                                                               AS OF DECEMBER 31,
                                                              ---------------------
                                                                2003        2002
                                                              ---------   ---------
                                                                 (IN THOUSANDS)
                                      ASSETS
Current assets..............................................  $      --   $      --
Investment in subsidiary....................................         --          --
                                                              ---------   ---------
  Total assets..............................................  $      --   $      --
                                                              =========   =========

                       LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities.........................................  $      --   $      --
Deficit of investment in consolidated subsidiary............     12,691       9,244
Redeemable preferred stock..................................    143,663     126,191
Stockholders' deficit:
  Common stock..............................................         20          20
  Accumulated deficit.......................................   (156,374)   (135,455)
                                                              ---------   ---------
  Total stockholders' deficit...............................   (156,354)   (135,435)
                                                              ---------   ---------
  Total liabilities and stockholders' deficit...............  $      --   $      --
                                                              =========   =========

CONDENSED STATEMENTS OF OPERATIONS

                                                                 YEAR ENDED DECEMBER 31,
                                                              -----------------------------
                                                               2003       2002       2001
                                                              -------   --------   --------
                                                                     (IN THOUSANDS)
Revenues....................................................  $    --   $     --   $     --
General and administrative expenses.........................       --         --         --
                                                              -------   --------   --------
Operating income............................................       --         --         --
Equity in net loss of subsidiary............................   (1,866)   (27,752)   (37,092)
                                                              -------   --------   --------
Net loss....................................................  $(1,866)  $(27,752)  $(37,092)
                                                              =======   ========   ========

CONDENSED STATEMENTS OF CASH FLOWS

                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                              ---------------------
                                                              2003    2002    2001
                                                              -----   -----   -----
                                                                 (IN THOUSANDS)
Cash provided by (used in):
Operating activities........................................  $ --    $ --    $  --
Investing activities........................................    --      --       --
Financing activities........................................    --      --       --
                                                              -----   -----   -----
Cash at the end of the year.................................  $ --    $ --    $  --
                                                              =====   =====   =====

1.  BASIS OF PRESENTATION

     Haights Cross Communications, Inc. is a holding company, the principal asset of which consists of 100% of the outstanding capital stock of Haights Cross Operating Company ("HCOC"), our wholly-owned subsidiary. In the accompanying parent-company-only financial statements, our investment in HCOC is stated at cost plus equity in undistributed earnings (losses) of HCOC. Our share of net loss of HCOC is included in the condensed statements of operations using the equity method. These parent-company-only financial statements should be read in conjunction with our Consolidated Financial Statements.

     In 2002, HCOC recognized approximately $52,000 in compensation expense and a likewise increase to its additional paid-in-capital relating to stock options granted to HCOC employees by the parent. The parent treated the grant of stock options to HCOC as an addition to its investment in HCOC.

              HAIGHTS CROSS COMMUNICATIONS, INC. AND SUBSIDIARIES

            SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNT SUMMARY

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001:

                                                              ADDITIONS
                                            ----------------------------------------------
                              BALANCE AT    CHARGED TO                        CHARGED TO
                             BEGINNING OF    COSTS AND                          OTHER                       BALANCE AT
                                 YEAR        EXPENSES                          ACCOUNTS                    END OF YEAR
                             ------------   -----------                     --------------   DEDUCTIONS    ------------
DESCRIPTION                    (CREDIT)      (CREDIT)     ACQUISITIONS(1)   DEBIT/(CREDIT)     DEBIT         (CREDIT)
-----------                  ------------   -----------   ---------------   --------------   ----------    ------------
YEAR ENDED DECEMBER 31,
  2003:
  Allowance for doubtful
    accounts and returns...  $ (4,275,000)    3,501,000            --              --        3,925,000(2)  $ (3,851,000)
  Allowance for valuation
    of deferred tax
    asset..................  $(33,736,000)           --            --              --          385,000(6)  $(33,351,000)
  Allowance for inventory
    obsolescence...........  $ (2,210,000)   (1,035,000)           --              --        1,601,000(3)  $ (1,644,000)
YEAR ENDED DECEMBER 31,
  2002:
  Allowance for doubtful
    accounts and returns...  $ (4,935,000)   (2,189,000)           --              --        2,849,000(5)  $ (4,275,000)
  Allowance for valuation
    of deferred tax
    asset..................  $(21,066,000)  (12,670,000)           --              --               --     $(33,736,000)
  Allowance for inventory
    obsolescence...........  $ (5,835,000)     (403,000)      188,000              --        3,840,000(3)  $ (2,210,000)
YEAR ENDED DECEMBER 31,
  2001:
  Allowance for doubtful
    accounts and returns...  $ (4,045,000)   (3,434,000)      (50,000)             --        2,594,000(4)  $ (4,935,000)
  Allowance for valuation
    of deferred tax
    asset..................  $ (6,391,000)  (14,675,000)           --              --               --     $(21,066,000)
  Allowance for inventory
    obsolescence...........  $ (7,497,000)   (2,632,000)     (188,000)             --        4,482,000(3)  $ (5,835,000)

---------------

(1) Relates to the acquisitions of Recorded Books and Audio Adventures.

(2) Relates to account write-offs under continuing operations.

(3) Relates to the destruction of obsolete inventory.

(4) $0.7 million relates to discontinued operations, $1.9 million relates to account write-offs under continuing operations.

(5) $0.4 million relates to discontinued operations, $1.1 million relates to reversal of reserve upon the signing of a contract to enact a non-returnable clause on sales of certain titles and $1.3 million relates to account write-offs under continuing operations.

(6) Relates to the reduction of net deferred tax assets.

                                   SIGNATURES

     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          HAIGHTS CROSS COMMUNICATIONS, INC.

                                          By:      /s/ PETER J. QUANDT
                                            ------------------------------------
                                                      Peter J. Quandt
                                            Chairman of the Board of Directors,
                                                 Chief Executive Officer and
                                                          President
                                               (Principal Executive Officer)

                                          By:      /s/ PAUL J. CRECCA
                                            ------------------------------------
                                                       Paul J. Crecca
                                              Executive Vice President, Chief
                                               Financial Officer and Treasurer
                                                (Principal Financial Officer)

                                          By:        /s/ MARK KURTZ
                                            ------------------------------------
                                                         Mark Kurtz
                                                Vice President, Finance and
                                               Accounting and Chief Accounting
                                                      Officer (Principal
                                                    Accounting Officer)

Date: April 19, 2004

     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

              SIGNATURE                                 TITLE                       DATE
              ---------                                 -----                       ----

         /s/ PETER J. QUANDT             Chairman of the Board of Directors,   April 19, 2004
--------------------------------------       Chief Executive Officer and
           Peter J. Quandt                            President


      /s/ CHRISTOPHER S. GAFFNEY                      Director                 April 19, 2004
--------------------------------------
        Christopher S. Gaffney


        /s/ STEPHEN F. GORMLEY                        Director                 April 19, 2004
--------------------------------------
          Stephen F. Gormley

     SUPPLEMENTAL INFORMATION TO BE FURNISHED WITH REPORTS FILED PURSUANT TO
SECTION 15(d) OF THE ACT BY REGISTRANTS WHICH HAVE NOT REGISTERED SECURITIES PURSUANT TO SECTION 12 OF THE ACT.

     No annual report with respect to the registrant's last fiscal year, nor any proxy statement, form of proxy or other proxy soliciting material with respect to any annual or other meeting of security holders, has been sent or will be sent to security holders of the registrant.

EXHIBIT NO.                       EXHIBIT DESCRIPTION
-----------   ------------------------------------------------------------
     3.1*     Second Amended and Restated Certificate of Incorporation of
              Haights Cross Communications, Inc.
     4.4*     Indenture, dated as of February 2, 2004, by and between
              Haights Cross Communications, Inc. and Wells Fargo Bank
              Minnesota, N.A., as Trustee
     4.5*     Form of Haights Cross Communications, Inc. 12 1/2% Senior
              Discount Note due 2011 (contained in Exhibit 4.4)
     4.6*     Registration Rights Agreement, dated as of February 2, 2004, by and between Haights Cross Communications, Inc. and Bear,
              Stearns & Co. Inc.
   10.11*     Amendment No. 1 and Consent No. 1 to Revolving Credit
              Agreement, dated as of January 26, 2003, by and among
              Haights Cross Operating Company, the Several Lenders from
              time to time parties thereto, Bear Stearns Corporate Lending
              Inc., as Syndication Agent and The Bank of New York, as
              Administrative Agent
    31.1*     Rule 13a-14(a)/15d-14(a) Certification of Peter J. Quandt
    31.2*     Rule 13a-14(a)/15d-14(a) Certification of Paul J. Crecca
    32.1**    Certification of Chief Executive Officer Pursuant to 18
              U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002
    32.2**    Certification of Chief Financial Officer Pursuant to 18
              U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002

---------------

*  filed herewith

** furnished herewith